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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

SCHERING AKTIENGESELLSCHAFT
(Name of Issuer)

Ordinary Shares, no par value
(Title of Class of Securities)

DE0007172009
(CUSIP Number of Class of Securities)

American Depositary Shares
(each representing one Ordinary Share)
(Title of Class of Securities)

806585204
(CUSIP Number of Class of Securities)

Dr. Roland Hartwig
Bayer Aktiengesellschaft
Bayerwerk, Gebaeude W11
Kaiser-Wilhelm-Allee
51368 Leverkusen
Germany
+49 (214) 3081195
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Charles Nathan, Esq. John E. Sorkin, Esq. Latham & Watkins LLP 885 Third Avenue New York, New York 10022 (212) 906-1200	Dr. Joachim von Falkenhausen Dr. Stefan Widder Latham & Watkins LLP Warburgstrasse 50 20354 Hamburg, Germany +49 (40) 414030

June 23, 2006
(Date of Event Which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:    Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. DE0007172009, 806585204	13D

1.	Names of Reporting Persons Dritte BV GmbH I.R.S. Identification No. of above person (entities only)

2.	Check the Appropriate Box if a Member of a Group			(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Federal Republic of Germany

Number of Shares		7.	Sole Voting Power 0
Beneficially
Owned by Each		8.	Shared Voting Power 168,661,194
Reporting
Person With		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 168,661,194

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 168,661,194

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

13.	Percent of Class Represented by Amount in Row (11) 88.3039%(1)

14.	Type of Reporting Person (See Instructions) OO

(1)
The calculation of the foregoing percentage is based on 191,000,875 outstanding bearer shares ("Shares") with no par value of Schering Aktiengesellschaft ("Schering AG"), including Shares represented by American Depositary Shares ("ADSs").

CUSIP No. DE0007172009, 806585204	13D

1.	Names of Reporting Persons Bayer Aktiengesellschaft I.R.S. Identification No. of above person (entities only)

2.	Check the Appropriate Box if a Member of a Group			(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds WC, BK, OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Federal Republic of Germany

Number of Shares		7.	Sole Voting Power 0
Beneficially
Owned by Each		8.	Shared Voting Power 168,661,194
Reporting
Person With		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 168,661,194

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 168,661,194

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

13.	Percent of Class Represented by Amount in Row (11) 88.3039%(2)

14.	Type of Reporting Person OO

(2)
The calculation of the foregoing percentage is based on 191,000,875 outstanding Shares, including Shares represented by ADSs.

        This Amendment No. 3 amends and supplements the statement on Schedule 13D, filed with the Securities and Exchange Commission (the "SEC") on June 19, 2006 (as amended by Amendment No. 1 and Amendment No. 2 and as may be further amended from time to time, the "Schedule 13D"), with respect to the outstanding bearer shares with no par value ("Shares"), including Shares represented by American Depositary Shares ("ADSs"), of Schering Aktiengesellschaft, a German stock corporation ("Schering AG"). Each item below amends and supplements the information disclosed under the corresponding item of the Schedule 13D. Unless otherwise indicated herein, terms used but not defined in this Amendment No. 3 shall have the same respective meanings herein as are ascribed to such terms in the Schedule 13D.

Item 2. Identity and Background

        Item 2 of the Schedule 13D is hereby amended by supplementing it with the following:

        On June 23, 2006, Purchaser acquired 87,398,528 Shares tendered in the Offer during the Acceptance Period for an aggregate price of EUR 7,778,468,992. From 11:35 a.m. New York time on June 19, 2006 through 9:00 a.m. New York time on June 23, 2006, Purchaser acquired outside of the Offer an additional 591,492 Shares at prices between EUR 88.99 and EUR 89.00 per share in cash.

Item 3. Source and Amount of Funds or Other Consideration

        Item 3 of the Schedule 13D is hereby amended by deleting the lead-in sentence thereof and replacing it with the following:

        The aggregate purchase price of EUR 14,839,061,866.46 for the acquisition of the 168,661,194 Shares beneficially owned by the Reporting Persons was funded, and the purchase of additional Shares (including Shares represented by ADSs) pursuant to the Offer during the Additional Acceptance Period (or in additional purchases outside the Offer) is currently anticipated to be funded, as follows:

Item 5. Interest in Securities of the Issuer

        The information set forth in Item 5 of the Schedule 13D is hereby deleted and restated in its entirety as follows:

        (a) and (b)—The information contained on the cover pages of this Schedule 13D is incorporated herein by reference. Purchaser is the direct beneficial owner of 168,661,194 Shares as of 9:00 a.m. New York time on June 23, 2006, representing approximately 88.3039% of all Shares (including Shares represented by ADSs), which does not take into account any Shares (including Shares represented by ADSs) tendered during the Additional Acceptance Period.

        Bayer AG, as the holder of all equity interests in Purchaser, has the power to vote and dispose of securities held by Purchaser, and therefore may be deemed to have shared voting and dispositive power over the Shares beneficially owned by Purchaser.

        The following members of the management and supervisory boards of Bayer AG beneficially own the following Shares, all of which the Reporting Persons believe were tendered in the Offer:

Name	Number of Shares
Klaus Kühn	18
Dr. h.c. Martin Kohlhaussen	6,000
Prof. Dr. Dr. h.c. Ernst-Ludwig Winnacker	1,400

        Except as described above, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any person named in Item 2 hereof has beneficial ownership of any Shares, including Shares represented by ADSs.

        (c)—From June 9, 2006 through 9:00 a.m. New York time on June 23, 2006, Purchaser acquired 168,661,194 Shares. Except as described in this Schedule 13D, pursuant to the Tender Agreement or as otherwise set forth on Schedule C, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any person named in Item 2 hereof has engaged in any transaction during the past 60 days in any Shares, including Shares represented by ADSs.

        (d)—Not applicable.

        (e)—Not applicable.

Schedule C

        Schedule C of the Schedule 13D is hereby amended as follows:

        1.     The following information is added to the end of the table of purchases made by the Reporting Persons and the persons named in Item 2 of this Schedule 13D in the open market during the past 60 days:

Name	Date	Number of Shares or ADS	Price per Share or ADS
Purchaser	June 23, 2006	585,732 Shares	EUR 89.00
Purchaser	June 23, 2006	5,760 Shares	EUR 88.99

        2.     The following is added to the end of Schedule C:

        On June 23, 2006, Purchaser acquired 87,398,528 Shares tendered in the Offer during the Acceptance Period for an aggregate price of EUR 7,778,468,992.

*****

        THE INFORMATION IN THIS SCHEDULE 13D IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES OR ADSS. THE TERMS AND CONDITIONS OF THE OFFER HAVE BEEN PUBLISHED IN THE OFFER DOCUMENT AFTER THE PERMISSION OF THE GERMAN FEDERAL FINANCIAL SUPERVISORY AUTHORITY (BUNDESANSTALT FUR FINANZDIENSTLEISTUNGSAUFSICHT, BAFIN) WAS OBTAINED ON APRIL 12, 2006. PURCHASER AND BAYER AG ALSO HAVE FILED A TENDER OFFER STATEMENT ON SCHEDULE TO (THE "TENDER OFFER STATEMENT") WITH THE SECURITIES EXCHANGE COMMISSION (THE "SEC") WITH RESPECT TO THE OFFER. INVESTORS AND HOLDERS OF SHARES AND ADSS ARE STRONGLY ADVISED TO READ THE TENDER OFFER STATEMENT AND OTHER RELEVANT DOCUMENTS REGARDING THE OFFER FILED BY PURCHASER AND BAYER AG WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION. INVESTORS AND HOLDERS OF SHARES AND ADSS WILL BE ABLE TO RECEIVE THESE DOCUMENTS FREE OF CHARGE AT THE SEC'S WEB SITE (HTTP://WWW.SEC.GOV), OR AT BAYER AG'S WEB SITE (HTTP://WWW.BAYER.COM).

Signatures

        After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 23, 2006

Bayer Aktiengesellschaft
By:	/s/ DR. ROLAND HARTWIG Name: Dr. Roland Hartwig Title: General Counsel
By:	/s/ DR. ALEXANDER ROSAR Name: Dr. Alexander Rosar Title: Head of Investor Relations
Dritte BV GmbH
By:	/s/ DR. ARMIN BUCHMEIER Name: Dr. Armin Buchmeier Title: Managing Director

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